

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 17, 2017

David K. Lifschultz
Chief Executive Officer
Genoil Inc.
1811 – 4 Street SW, Suite 218
Calgary, AB T2S1W2

   Re: **Genoil Inc.**
      Form 20-F for the Fiscal Year ended December 31, 2015
      Filed May 10, 2016
      File No. 0-50766

Dear Mr. Lifschultz:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Karl Hiller

        Karl Hiller
        Branch Chief
        Office of Natural Resources